UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)(1)

                         ACHIEVEMENT TEC HOLDINGS, INC.
                         -----------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  828090 20 9
                                  -----------
                                 (CUSIP Number)

                                 March 31, 2002
                                 --------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [ ]      Rule 13d-1(d)

______________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 828090 20 9
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Partners, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            339,658 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                339,658 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     339,658 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.2% (Based on 10,779,406 shares outstanding at 10/01/01 (which includes 10,439,748 shares outstanding and assumes an additional 339,658 shares issued under partial exercise of secured convertible debentures))


_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 3 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     New Millennium Capital Partners, II, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            339,658 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                339,658 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     339,658 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.2% (Based on 10,779,406 shares outstanding at 10/01/01 (which includes 10,439,748 shares outstanding and assumes an additional 339,658 shares issued under partial exercise of secured convertible debentures))
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 4 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     The N.I.R. Group, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              75,000
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           75,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     75,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.69% (Based on 10,779,406 shares outstanding at 10/01/01 (which includes 10,439,748 shares outstanding and assumes an additional 339,658 shares issued under partial exercise of secured convertible debentures))
_____________________________________________________________________________
     12 TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 6 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Corey S. Ribotsky
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              652,500
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           652,500
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     652,500
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.0% (Based on 10,779,406 shares outstanding at 10/01/01 (which includes 10,439,748 shares outstanding and assumes an additional 339,658 shares issued under partial exercise of secured convertible debentures))
_____________________________________________________________________________
     12 TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to Schedule 13G is being filed by Corey S. Ribotsky, New Millennium Capital Partners II, LLC ("New Millennium"), AJW Partners, LLC ("AJW"), and The N.I.R. Group, LLC ("NIR"; Mr. Ribotsky, New Millennium, AJW and NIR shall be referred to collectively as the "Group"; each member of the Group shall be referred to individually as a "Member" and collectively as "Members"), relating to the shares of Common Stock, par value $.001 per share (the "AT Common Shares"), of Achievement Tec Holdings, Inc. (f/k/a Silver Ramona Mining, Inc.), a Delaware Corporation ("AT" or "Achievement Tec"). This Amendment No. 2 amends the Amendment No. 1 filed on February 1, 2001 and the Schedule 13G originally filed on June 14, 2001. The Group originally included Glenn A. Arbeitman. On March 31, 2002, Glenn A. Arbeitman, on the one hand, and the Group, on the other hand, agreed to no longer, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise to act in concert with respect to acquiring, holding, voting or disposing of the AT Common Shares.

Item 4.  Ownership

     Items 4(a) and 4(b) are restated in their entirety to read as follows:

4(a) Amount Beneficially Owned:

     NIR beneficially owns 75,000 AT Common Shares, which were acquired as of February 1, 2001; Mr. Ribotsky beneficially owns 652,500 AT Common Shares, which were acquired on November 14, 2000; and New Millennium and AJW collectively have the right to acquire in the aggregate 339,658 AT Common Shares as of June 3, 2002(2).

4(b) Percent of Class:

     The 75,000 shares of AT Common Shares that NIR beneficially owns represent approximately 0.69% of Achievement Tec's outstanding shares (Based on 10,779,406 shares outstanding at 10/01/01 (which includes 10,439,748 shares outstanding and assumes an additional 339,658 shares issued under partial exercise of secured convertible debentures)); the 652,500 shares of AT Common Shares that Mr. Ribotsky beneficially owns represent approximately 6.0% of Achievement Tec's outstanding shares (based on 10,779,406 shares outstanding at 10/01/01 (which includes 10,439,748 shares outstanding and assumes an additional 339,658 shares issued under partial exercise of secured convertible debentures)); and the 339,658 shares of AT Common Shares that New Millennium and AJW have the right to acquire in the aggregate as of April 2, 2002 represent approximately 3.2% of Achievement Tec's outstanding shares (based on 10,779,406 shares outstanding at 10/01/01 (which includes 10,439,748 shares outstanding and assumes an additional 339,658 shares issued under partial exercise of secured convertible debentures)). New Millennium and AJW have the right to acquire in the aggregate as of June 3, 2002 the 339,658 shares of AT Common Shares in any percentage combination between them.

Item 8.  Identification and Classification of Members of the Group:

     See attached Exhibit.

________________

(2) Under the terms of a Secured Convertible Debenture Purchase and Exchange Agreement, dated as of June 29, 2001, New Millennium exchanged 394,752 shares, a convertible promissory note and cash for $794,119.79 in principal amount of convertible secured debentures (the "Debentures"), and AJW exchanged 191,623 shares and cash for $398,829.30 in principal amount of Debentures. The Debentures are convertible at the option of the holder into the number of AT Common Shares calculated by dividing the outstanding principal amount and accrued and unpaid interest by the "Conversion Price." The conversion price is a price per share equal to the lesser of (1) $0.85 and (2) 60% of the average of the lowest three inter-day trading prices (which need not occur on consecutive trading days but which one or more may occur on the same trading day) during the twenty trading days immediately preceding the applicable conversion date. The holders of the Debentures are also prohibited from using the Debentures to acquire shares of AT Common Stock to the extent that such acquisition would result in such holders, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding AT Common Shares following such acquisition.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         AJW PARTNERS, LLC

                                         By: SMS Group, LLC

                                         By:/s/ Corey S. Ribotsky
                                            --------------------------
                                            Corey S. Ribotsky, Manager


                                         NEW MILLENNIUM CAPITAL PARTNERS II, LLC

                                         By: First Street Manager II, LLC

                                         By:/s/ Corey S. Ribotsky
                                            --------------------------
                                            Corey S. Ribotsky, Manager



                                         THE N.I.R. GROUP, LLC

                                         By:/s/ Corey S. Ribotsky
                                            --------------------------
                                            Corey S. Ribotsky, Managing Member


                                         /s/ Corey S. Ribotsky
                                         --------------------------
                                         Corey S. Ribotsky

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this ___ day of April, 2002 by and among COREY S. RIBOTSKY ("CR"), AJW PARTNERS, LLC, a Delaware limited liability company ("AJW"), NEW MILLENNIUM CAPITAL PARTNERS II, LLC, a Delaware limited liability company ("NMP"), and The N.I.R. Group, LLC, a New York limited liability company ("NIR").

     WHEREAS, CR, AJW, NMP and NIR collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.001 par value of Achievement Tec Holdings, Inc. ("ATH Common Stock"), a New York corporation; and

     WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

          1. CR, AJW, NMP and NIR hereby agree to jointly file an amendment to
     Schedule 13G with the SEC regarding the beneficial ownership of ATH Common Stock and to file any and all amendments and supplements thereto.

          2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

                                         AJW PARTNERS, LLC

                                         By: SMS Group, LLC

                                         By:/s/ Corey S. Ribotsky
                                            --------------------------
                                            Corey S. Ribotsky, Manager

                                         NEW MILLENNIUM CAPITAL PARTNERS II, LLC

                                         By: First Street Manager II, LLC

                                         By:/s/ Corey S. Ribotsky
                                            --------------------------
                                            Corey S. Ribotsky, Manager

                                         THE N.I.R. GROUP, LLC

                                         By:/s/ Corey S. Ribotsky
                                            --------------------------
                                            Corey S. Ribotsky, Managing Member

                                         /s/ Corey S. Ribotsky
                                         --------------------------
                                         Corey S. Ribotsky

                                EXHIBIT TO ITEM 8

     The members of the Group are Corey S. Ribotsky, New Millennium Capital Partners II, LLC, AJW Partners, LLC, and The N.I.R. Group, LLC.